UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Limited Interim Condensed Consolidated Financial Statements for the six-months period ended 30 June 2015 and 2016

Item 1

GEOPARK LIMITED

Interim condensed consolidated

financial statements

AND explanatory notes

For the six-months period ended 30 June 2015 and 2016

GEOPARK LIMITED

30 JUNE 2016

CONTENTS

Page

3	Consolidated Statement of Income and Consolidated Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Selected explanatory notes

GEOPARK LIMITED

30 JUNE 2016

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 30 June 2016 (Unaudited)	Three-months period ended 30 June 2015 (Unaudited)	Six-months period ended 30 June 2016 (Unaudited)	Six-months period ended 30 June 2015 (Unaudited)
NET REVENUE	2	45,924	62,039	82,487	116,470
Production and operating costs	4	(13,787)	(22,472)	(26,802)	(46,367)
Geological and geophysical expenses	5	(2,931)	(3,631)	(5,285)	(6,292)
Administrative expenses	6	(8,237)	(8,377)	(15,722)	(18,218)
Selling expenses	7	(494)	(1,113)	(3,164)	(3,420)
Depreciation		(16,614)	(24,380)	(38,136)	(49,851)
Write-off of unsuccessful efforts	9	(447)	-	(447)	-
Other expenses		(638)	(1,604)	(1,377)	(8,763)
OPERATING PROFIT (LOSS)		2,776	462	(8,446)	(16,441)
Financial costs	8	(7,637)	(8,095)	(16,601)	(17,125)
Foreign exchange income (loss)		9,558	3,728	17,015	(16,018)
PROFIT (LOSS) BEFORE TAX		4,697	(3,905)	(8,032)	(49,584)
Income tax (expense) benefit		(6,322)	(5,525)	(5,637)	4,137
LOSS FOR THE PERIOD		(1,625)	(9,430)	(13,669)	(45,447)
Attributable to:
Owners of the Company		(1,333)	(7,568)	(10,589)	(40,224)
Non-controlling interest		(292)	(1,862)	(3,080)	(5,223)
Losses per share (in US$) for loss attributable to owners of the Company. Basic		(0.02)	(0.13)	(0.18)	(0.70)
Losses per share (in US$) for loss attributable to owners of the Company. Diluted		(0.02)	(0.13)	(0.18)	(0.70)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 30 June 2016 (Unaudited)	Three-months period ended 30 June 2015 (Unaudited)	Six-months period ended 30 June 2016 (Unaudited)	Six-months period ended 30 June 2015 (Unaudited)
Loss for the period	(1,625)	(9,430)	(13,669)	(45,447)
Other comprehensive income
Currency translation differences	3,205	489	5,620	(3,886)
Total comprehensive income (loss) for the period	1,580	(8,941)	(8,049)	(49,333)
Attributable to:
Owners of the Company	1,872	(7,079)	(4,969)	(44,110)
Non-controlling interest	(292)	(1,862)	(3,080)	(5,223)

GEOPARK LIMITED

30 JUNE 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 30 June 2016 (Unaudited)	Year ended 31 December 2015
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	9	510,900	522,611
Prepaid taxes		1,136	1,172
Other financial assets		18,531	13,306
Deferred income tax		23,184	34,646
Prepayments and other receivables		247	220
TOTAL NON CURRENT ASSETS		553,998	571,955
CURRENT ASSETS
Inventories		3,427	4,264
Trade receivables		11,441	13,480
Prepayments and other receivables		8,895	11,057
Prepaid taxes		19,119	19,195
Other financial assets		1,756	1,118
Cash at bank and in hand		79,247	82,730
TOTAL CURRENT ASSETS		123,885	131,844

TOTAL ASSETS		677,883	703,799
EQUITY
Equity attributable to owners of the Company
Share capital	10	60	59
Share premium		233,025	232,005
Reserves		128,636	123,016
Accumulated losses		(220,125)	(208,428)
Attributable to owners of the Company		141,596	146,652
Non-controlling interest		50,518	53,515
TOTAL EQUITY		192,114	200,167
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	11	331,395	343,248
Provisions for other long-term liabilities	12	41,004	42,450
Deferred income tax		4,764	16,955
Trade and other payables	13	29,960	19,556
TOTAL NON CURRENT LIABILITIES		407,123	422,209
CURRENT LIABILITIES
Borrowings	11	38,536	35,425
Current income tax		2,433	208
Trade and other payables	13	37,677	45,790
TOTAL CURRENT LIABILITIES		78,646	81,423
TOTAL LIABILITIES		485,769	503,632

TOTAL EQUITY AND LIABILITIES		677,883	703,799

GEOPARK LIMITED

30 JUNE 2016

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Accumulated losses	Non - controlling Interest	Total
Equity at 1 January 2015	58	210,886	127,527	(3,510)	40,596	103,569	479,126
Loss for the six-months period	-	-	-	-	(40,224)	(5,223)	(45,447)
Currency translation differences	-	-	-	(3,886)	-	-	(3,886)
Total comprehensive loss for the period ended 30 June 2015	-	-	-	(3,886)	(40,224)	(5,223)	(49,333)
Repurchase of shares	-	(1,327)	-	-	-	-	(1,327)
Share-based payment	-	310	-	-	2,805	-	3,115
	-	(1,017)	-	-	2,805	-	1,788
Balance at 30 June 2015 (Unaudited)	58	209,869	127,527	(7,396)	3,177	98,346	431,581

Balance at 31 December 2015	59	232,005	127,527	(4,511)	(208,428)	53,515	200,167
Loss for the six-months period	-	-	-	-	(10,589)	(3,080)	(13,669)
Currency translation differences	-	-	-	5,620	-	-	5,620
Total comprehensive loss for the period ended 30 June 2016	-	-	-	5,620	(10,589)	(3,080)	(8,049)
Repurchase of shares	-	(727)	-	-	-	-	(727)
Share-based payment	1	1,747	-	-	(1,108)	83	723
	1	1,020	-	-	(1,108)	83	(4)
Balance at 30 June 2016 (Unaudited)	60	233,025	127,527	1,109	(220,125)	50,518	192,114

GEOPARK LIMITED

30 JUNE 2016

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Six-months period ended 30 June 2016 (Unaudited)	Six-months period ended 30 June 2015 (Unaudited)
Cash flows from operating activities
Loss for the period	(13,669)	(45,447)
Adjustments for:
Income tax expense (benefit)	5,637	(4,137)
Depreciation	38,136	49,851
Write-off of unsuccessful efforts	447	-
Amortisation of other long-term liabilities	(869)	(228)
Accrual of borrowing’s interests	13,948	13,037
Unwinding of long-term liabilities	1,242	1,447
Accrual of share-based payment	723	3,115
Foreign exchange (income) loss	(17,015)	16,018
Customer advance payments	10,000	-
Income tax paid	-	(7,625)
Change in working capital	(10,150)	(17,359)
Cash flows from operating activities – net	28,430	8,672
Cash flows from investing activities
Purchase of property, plant and equipment	(14,134)	(15,974)
Cash flows used in investing activities – net	(14,134)	(15,974)
Cash flows from financing activities
Proceeds from borrowings	186	-
Proceeds from loans received from related parties	5,210	2,400
Principal paid	(10,087)	(51)
Repurchase of shares	(727)	(1,327)
Interest paid	(12,757)	(12,987)
Cash flows used in financing activities - net	(18,175)	(11,965)
Net decrease in cash and cash equivalents	(3,879)	(19,267)
Cash and cash equivalents at 1 January	82,730	127,672
Currency translation differences	396	(3,106)
Cash and cash equivalents at the end of the period	79,247	105,299
Ending Cash and cash equivalents are specified as follows:
Cash in banks	79,236	105,285
Cash in hand	11	14
Cash and cash equivalents	79,247	105,299

GEOPARK LIMITED

30 JUNE 2016

SELECTED EXPLANATORY NOTES

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) is the exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina.

This consolidated interim financial report was authorised for issue by the Board of Directors on
10 August 2016.

Basis of Preparation

The consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2014 and 2015, which have been prepared in accordance with IFRS.

The consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2015.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2015.

GEOPARK LIMITED

30 JUNE 2016

Note 1 (Continued)

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2015.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 30 June 2016 (a):

(a) LG International is not a subsidiary, it is Non-controlling interest.

There have been no changes in the Group structure since December 2015.

GEOPARK LIMITED

30 JUNE 2016

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	80% (a)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	80% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia E&P S.A.(Panama)	100% (b)
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Llanos 17 Block (Colombia)	36.84%
	Yamu/Carupana Block (Colombia)	89.5%/100% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	10%
	CPO-4 Block (Colombia)	50% (e)
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50% (e)
	Manati Field (Brazil)	10%

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator in all blocks.

GEOPARK LIMITED

30 JUNE 2016

Note 2

Net Revenue

Amounts in US$ '000	Three-months period ended 30 June 2016	Three-months period ended 30 June 2015	Six-months period ended 30 June 2016	Six-months period ended 30 June 2015

Sale of crude oil	34,303	50,207	57,472	91,000
Sale of gas	11,621	11,832	25,015	25,470
	45,924	62,039	82,487	116,470

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The committee considers the business from a geographic perspective. Since 1 January 2015, the committee has changed the disclosure of certain elements of performance to be more comparable with other companies in the market and also to better follow up the performance of the business. This change impacts the segment information because gross profit or loss is no longer shown but no impact is generated in the measure of segment profit and loss.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements, except as noted below.

GEOPARK LIMITED

30 JUNE 2016

Note 3 (Continued)

Segment Information (Continued)

Six-months period ended 30 June 2016

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Net Revenue	82,487	47,664	19,006	15,817	-	-	-
Sale of crude oil	57,472	47,664	9,445	363	-	-	-
Sale of gas	25,015	-	9,561	15,454	-	-	-
Production and operating costs	(26,802)	(12,135)	(10,708)	(3,959)	-	-	-
Royalties	(4,327)	(2,074)	(768)	(1,485)	-	-	-
Transportation costs	(1,262)	(604)	(658)	-	-	-	-
Share-based payment	(150)	(117)	(33)	-	-	-	-
Other costs	(21,063)	(9,340)	(9,249)	(2,474)	-	-	-
Depreciation	(38,136)	(14,296)	(16,529)	(7,155)	(91)	(65)	-
Operating (Loss) / Profit	(8,446)	8,220	(13,177)	2,432	607	(1,647)	(4,881)
Adjusted EBITDA	32,017	23,065	3,524	9,782	1,793	(1,552)	(4,595)

Six-months period ended 30 June 2015

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Net Revenue	116,470	71,902	25,670	18,301	597	-	-
Sale of crude oil	91,000	71,902	17,967	534	597	-	-
Sale of gas	25,470	-	7,703	17,767	-	-	-
Production and operating costs	(46,367)	(24,147)	(17,095)	(3,554)	(1,571)	-	-
Royalties	(6,104)	(3,259)	(1,157)	(1,654)	(34)	-	-
Transportation costs	(2,626)	(1,233)	(1,393)	-	-	-	-
Share-based payment	(152)	(58)	-	-	(94)	-	-
Other costs	(37,485)	(19,597)	(14,545)	(1,900)	(1,443)	-	-
Depreciation	(49,851)	(22,886)	(19,845)	(6,955)	(100)	(65)	-
Operating (Loss) / Profit	(16,441)	15,121	(26,972)	5,746	(3,232)	(2,256)	(4,848)
Adjusted EBITDA	44,959	39,942	(1,069)	12,808	(2,044)	(2,219)	(2,459)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
30 June 2016	677,883	158,087	358,216	105,278	3,142	4,927	48,233
31 December 2015	703,799	153,071	381,143	114,974	3,181	4,287	47,143

GEOPARK LIMITED

30 JUNE 2016

Note 3 (Continued)

Segment Information (Continued)

A reconciliation of total Operating netback to total profit (loss) before income tax is provided as follows:

	Three-months period ended 30 June 2016	Three-months period ended 30 June 2015	Six-months period ended 30 June 2016	Six-months period ended 30 June 2015
Operating netback	31,732	38,519	52,713	66,662
Geological and geophysical expenses	(3,135)	(3,560)	(5,438)	(6,089)
Administrative expenses	(8,133)	(6,841)	(15,258)	(15,614)
Adjusted EBITDA for reportable segments	20,464	28,118	32,017	44,959
Depreciation (a)	(16,614)	(24,380)	(38,136)	(49,851)
Write-off of unsuccessful efforts	(447)	-	(447)	-
Share-based payment	(233)	(1,915)	(723)	(3,115)
Others (b)	(394)	(1,361)	(1,157)	(8,434)
Operating Profit / (Loss)	2,776	462	(8,446)	(16,441)
Financial costs	(7,637)	(8,095)	(16,601)	(17,125)
Foreign exchange income (loss)	9,558	3,728	17,015	(16,018)
Profit / (Loss) before tax	4,697	(3,905)	(8,032)	(49,584)

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 1,861,000 (US$ 1,849,000 in 2015) generated by assets not related to production activities. For the three months period ended 30 June 2016 the amount included in depreciation is US$ 906,000 (US$ 933,000 in 2015).

(b)	Mainly includes termination costs (see Note 14 to the audited Consolidated Financial Statements as of 31 December 2015).

The following table presents a reconciliation of Adjusted EBITDA to operating profit for the six-month periods ended 30 June 2016 and 2015:

	Six-months period ended 30 June 2016
	Colombia	Chile	Brazil	Other (d)	Total
Adjusted EBITDA for reportable segments	23,065	3,524	9,782	(4,354)	32,017
Depreciation	(14,296)	(16,529)	(7,155)	(156)	(38,136)
Write-off of unsuccessful efforts	-	(447)	-	-	(447)
Share-based payment	(263)	(153)	(20)	(287)	(723)
Others (c)	(286)	428	(175)	(1,124)	(1,157)
Operating Profit / (Loss)	8,220	(13,177)	2,432	(5,921)	(8,446)

GEOPARK LIMITED

30 JUNE 2016

Note 3 (Continued)

Segment Information (Continued)

	Six-months period ended 30 June 2015
	Colombia	Chile	Brazil	Other (d)	Total
Adjusted EBITDA for reportable segments	39,942	(1,069)	12,808	(6,722)	44,959
Depreciation	(22,886)	(19,845)	(6,955)	(165)	(49,851)
Share-based payment	(263)	(110)	(44)	(2,698)	(3,115)
Others (c)	(1,672)	(5,948)	(63)	(751)	(8,434)
Operating Profit / (Loss)	15,121	(26,972)	5,746	(10,336)	(16,441)

(c) Includes Argentina, Peru and Corporate.

(d) Includes termination costs.

Note 4

Production and operating costs

Amounts in US$ '000	Three-months period ended 30 June 2016	Three-months period ended 30 June 2015	Six-months period ended 30 June 2016	Six-months period ended 30 June 2015
Staff costs	2,383	4,705	5,424	10,310
Well and facilities maintenance	2,512	6,184	4,425	11,142
Royalties	2,571	3,866	4,327	6,104
Gas plant costs	1,602	381	3,249	885
Consumables	1,506	1,810	3,193	4,301
Equipment rental	813	677	1,729	1,717
Transportation costs	506	1,144	1,262	2,626
Field camp	183	565	675	1,535
Non operated blocks costs	221	99	513	969
Crude oil stock variation	47	873	308	2,416
Share-based payment	70	151	150	152
Other costs	1,373	2,017	1,547	4,210
	13,787	22,472	26,802	46,367

GEOPARK LIMITED

30 JUNE 2016

Note 5

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 30 June 2016	Three-months period ended 30 June 2015	Six-months period ended 30 June 2016	Six-months period ended 30 June 2015
Staff costs	2,625	2,715	4,334	4,734
Share-based payment	57	228	109	359
Other services	511	738	1,104	1,355
Allocation to capitalised project	(262)	(50)	(262)	(156)
	2,931	3,631	5,285	6,292

Note 6

Administrative expenses

Amounts in US$ '000	Three-months period ended 30 June 2016	Three-months period ended 30 June 2015	Six-months period ended 30 June 2016	Six-months period ended 30 June 2015
Staff costs	5,018	4,623	9,490	9,982
Consultant fees	896	829	1,635	1,742
Office expenses	595	538	1,105	1,439
Director fees and allowance	384	260	758	533
Travel expenses	435	367	632	529
Share-based payment	105	1,536	464	2,604
New projects	157	59	261	206
Other administrative expenses	647	165	1,377	1,183
	8,237	8,377	15,722	18,218

GEOPARK LIMITED

30 JUNE 2016

Note 7

Selling expenses

Amounts in US$ '000	Three-months period ended 30 June 2016	Three-months period ended 30 June 2015	Six-months period ended 30 June 2016	Six-months period ended 30 June 2015
Transportation	283	898	2,875	3,109
Selling taxes and other	211	215	289	311
	494	1,113	3,164	3,420

Note 8

Financial costs

Amounts in US$ '000	Three-months period ended 30 June 2016	Three-months period ended 30 June 2015	Six-months period ended 30 June 2016	Six-months period ended 30 June 2015
Financial expenses
Bank charges and other financial costs	467	656	1,377	1,663
Unwinding of long-term liabilities	397	733	1,242	1,447
Interest and amortisation of debt issue costs	7,292	7,370	15,199	15,119
Less: amounts capitalised on qualifying assets	(28)	(56)	(155)	(159)
Financial income
Interest received	(491)	(608)	(1,062)	(945)
	7,637	8,095	16,601	17,125

GEOPARK LIMITED

30 JUNE 2016

Note 9

Property, plant and equipment

Amounts in US$'000	Oil & gas properties		Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improvements	Construction in progress	Exploration and evaluation assets		TOTAL
Cost at 1 January 2015	749,947		12,057	111,646	9,527	59,425	140,444		1,083,046
Additions	(709	)(a)	476	-	28	15,376	5,632		20,803
Currency translation differences	(12,580)		(29)	-	198	(1,170)	(484)		(14,065)
Transfers	17,701		374	7,320	571	(20,358)	(5,608)		-
Cost at 30 June 2015	754,359		12,878	118,966	10,324	53,273	139,984		1,089,784

Cost at 1 January 2016	648,992		13,745	124,832	10,518	29,823	87,000		914,910
Additions	(2,906)		270	-	-	8,153	6,058		11,575
Disposals	-		-	-	-	(300)	(35)		(335)
Write-off of unsuccessful efforts	-		-	-	-	-	(447	)(b)	(447)
Transfers	14,796		33	1,951	-	(9,403)	(7,377)		-
Currency translation differences	15,130		136	1,795	38	85	898		18,082
Cost at 30 June 2016	676,012		14,184	128,578	10,556	28,358	86,097		943,785

Depreciation and write-down at 1 January 2015	(240,439)		(4,449)	(45,147)	(2,244)	-	-		(292,279)
Depreciation	(40,115)		(1,398)	(6,606)	(451)	-	-		(48,570)
Currency translation differences	1,805		(111)	-	(124)	-	-		1,570
Depreciation and write-down At 30 June 2015	(278,749)		(5,958)	(51,753)	(2,819)	-	-		(339,279)

Depreciation and write-down at 1 January 2016	(321,173)		(7,317)	(60,614)	(3,195)	-	-		(392,299)
Depreciation	(30,216)		(1,416)	(5,637)	(445)	-	-		(37,714)
Currency translation differences	(2,818)		(55)	23	(22)	-	-		(2,872)
Depreciation and write-down at 30 June 2016	(354,207)		(8,788)	(66,228)	(3,662)	-	-		(432,885)

Carrying amount at 30 June 2015	475,610		6,920	67,213	7,505	53,273	139,984		750,505
Carrying amount at 30 June 2016	321,805		5,396	62,350	6,894	28,358	86,097		510,900

(a) Corresponds to the effect of change in estimate of assets retirement obligations in Colombia.

(b) Corresponds to unsuccessful exploratory activities performed in 2013 in Chile (Flamenco Block).

GEOPARK LIMITED

30 JUNE 2016

Note 10

Share capital

Issued share capital	Six-months period ended 30 June 2016	Year ended 31 December 2015
Common stock (US$ ´000)	60	59
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	59,827,059	59,535,614
Total common shares in issue	59,827,059	59,535,614

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 25 and 29 to the audited Consolidated Financial Statements as of 31 December 2015).

Note 11

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2016	Year ended 31 December 2015
Notes GeoPark Latin America Agencia en Chile (a)	303,211	302,495
Banco Itaú (b)	59,430	69,142
Banco de Chile (c)	7,119	7,036
Banco de Crédito e Inversiones (d)	171	-
	369,931	378,673

Classified as follows:

Current	38,536	35,425
Non-Current	331,395	343,248

GEOPARK LIMITED

30 JUNE 2016

Note 11 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A., GeoPark Colombia Cooperatie U.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. The debt issuance cost for this transaction amounted to US$ 7,637,000. The indenture governing our Notes due 2020 includes incurrence test covenants that provides among other things, that, the Debt to EBITDA ratio should not exceed 2.5 times and the EBITDA to Interest ratio should exceed 3.5 times. As of the date of these interim condensed consolidated financial statements, the Company’s Debt to EBITDA ratio was 6.1 times and the EBITDA to Interest ratio was 2.0 times, primarily due to the lower oil prices that impacted the Company’s EBITDA generation. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others, (other than in each case, certain specific exceptions). As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions.

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. In March 2015, the Company reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$ 15,000,000), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate to six-month LIBOR + 4.0%. As a result of the above, in March 2016 the Company paid US$ 10,000,000 corresponding to principal payments under the current principal amortization schedule.

The facility agreement includes customary events of default, and requires the Brazilian subsidiary to comply with customary covenants, including the maintenance of a ratio of net debt to EBITDA of up to 3.5x for the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

GEOPARK LIMITED

30 JUNE 2016

Note 11 (Continued)

Borrowings (Continued)

(c) During December 2015, GeoPark executed a loan agreement with Banco de Chile for US$ 7,028,000 to finance the start-up of new Ache gas field in GeoPark-operated Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per annum. The interest and the principal will be paid on monthly basis; with a six months grace period, with final maturity on December 2017.

(d) During February 2016, GeoPark executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal will be paid on monthly basis, with final maturity on February 2019.

As of the date of this interim condensed consolidated report, the Group has available credit lines for approximately US$ 45,000,000.

Note 12

Provision for other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2016	Year ended 31 December 2015
Assets retirement obligation and other environmental liabilities	30,305	31,617
Deferred income	4,164	5,033
Other	6,535	5,800
	41,004	42,450

GEOPARK LIMITED

30 JUNE 2016

Note 13

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2016	Year ended 31 December 2015
Trade payables	19,283	25,906
Payables to related parties (a)	27,045	21,045
Customer advance payments (b)	10,000	5,266
Taxes and other debts to be paid	2,437	2,931
Staff costs to be paid	5,277	6,702
V.A.T.	463	908
To be paid to co-venturers	2,284	113
Royalties to be paid	848	2,475
	67,637	65,346

Classified as follows:

Current	37,677	45,790
Non-Current	29,960	19,556

(a)	Corresponds to related parties loans granted by LGI. The maturity of these loans is July 2020 and the applicable interest rate is 8% per annum.

(b)	In December 2015, the Company entered into a prepayment agreement with Trafigura under which the Company sells and deliver a portion of its Colombian crude oil production at spot prices. The agreement also provides GeoPark with prepayment of up to US$ 100,000,000 from Trafigura. Funds committed are available upon request and will be repaid by the Company on a monthly basis through future oil deliveries over the period of the contract, which is 2.5 years, including a 6-month grace period. As of the date of these Financial Statements, outstanding balances related to the prepayment agreement amount to US$ 10,000,000.

GEOPARK LIMITED

30 JUNE 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: August 11, 2016